Mail Stop 4561

December 12, 2007

VIA USMAIL and FAX (212) 986 - 7679

Mr. Mark Labell
Senior Vice President, Finance
Wien & Malkin LLC, Supervisor
250 West 57th Street Associates, L.L.C.
60 East 42nd Street
New York, New York 10165

> **Re:** **250 West 57th Street Associates L.L.C.**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 6/6/2007**
> **File No. 000-02666**

Dear Mr. Mark Labell:

      We have reviewed your response letter dated November 20, 2007 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

General

1.   We will review your amended 10-K for compliance with our previously issued comments.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant